Exhibit (a)(1)(F)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated May 22, 2025, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.
Notice of Offer To Purchase
All Outstanding Shares of Common Stock
of
PHX MINERALS INC.
at
$4.35 Per Share, Net in Cash by
WHITEHAWK MERGER SUB, INC.
a subsidiary of
WHITEHAWK ACQUISITION, INC.
WhiteHawk Merger Sub, Inc., a Delaware corporation (“Purchaser”), a subsidiary of WhiteHawk Acquisition, Inc., a Delaware corporation (“Parent”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.01666 per share (the “Shares”), of PHX Minerals Inc., a Delaware corporation (“PHX”), at a purchase price of $4.35 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of May 22, 2025, and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). Stockholders of record who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as may be set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.
THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF JUNE 20, 2025, UNLESS THE OFFER IS EXTENDED.
The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 8, 2025 (as it may be amended from time to time, the “Merger Agreement”), by and among PHX, Parent, and Purchaser. The Merger Agreement provides, among other things, that, as promptly as practicable following, but in any event the same Business Day as, the consummation of the Offer and subject to certain conditions, Purchaser will be merged with and into PHX (the “Merger”), with PHX continuing as the surviving corporation and becoming a subsidiary of Parent. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than (i) Dissenting Shares (as defined in the Offer to Purchase), (ii) Shares owned directly by PHX (or any wholly owned subsidiary of PHX), Parent, Purchaser or any of their respective affiliates, and (iii) PHX Restricted Shares (as defined in the Offer to Purchase), will be converted into the right to receive cash in an amount equal to the Offer Price, without interest thereon and subject to any applicable tax withholding.
There is no financing condition to the Offer or the Merger. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the conditions set forth in Section 15 of the Offer to Purchase (collectively, the “Offer Conditions”). Among the Offer Conditions is the (i) Minimum Condition (as defined below) and (ii) the condition that since the date of the Merger Agreement and as of the Expiration Time (as defined below), the absence of any effect that has had, or would reasonably be expected to have, a Company Material Adverse Effect (as defined in the Offer to Purchase). The Minimum Condition is the condition that, as of immediately prior to the Expiration, there be validly tendered and not withdrawn in accordance with the terms of the Offer, and received by the Depositary for the Offer a number of Shares that, together with the Shares then owned, if any, by Parent, Purchaser and any of their respective affiliates (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (as defined in Section 251(h) of the DGCL)), represents at least a majority of the sum of (i) the aggregate number of issued and outstanding Shares as of immediately prior to the Expiration Time plus (ii) an additional number of Shares equal to the aggregate number of Shares issuable upon the conversion, exchange or exercise, as applicable, of all PHX equity awards, and any other options, warrants or other rights to acquire, or securities convertible or exchangeable for, Shares that, in each case, are outstanding immediately prior to the Expiration Time and are vested or otherwise exercisable, convertible or exchangeable at or immediately prior to the Expiration Time.
The term “Expiration Time” means 12:00 midnight, New York City time, at the end of June 20, 2025, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which event the term “Expiration Time” means such subsequent date. A subsequent offering period for the Offer is not contemplated.
The Board of Directors of PHX (the “PHX Board”) has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of PHX and PHX’s stockholders, and declared it advisable for PHX to enter into the Merger Agreement; (ii) approved and declared advisable the execution and delivery by PHX of the Merger Agreement, the performance by PHX of its covenants and agreements contained therein and the consummation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions therein; (iii) resolved that the Merger Agreement and the Merger be governed by Section 251(h) of the DGCL; and (iv) recommended that PHX’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
The Merger Agreement provides for extension of the Offer under the following circumstances: (i) Purchaser must extend the Offer for any period required by law, order or any rule, regulation, interpretation or position of the SEC or its staff or the New York Stock Exchange, in each case, as applicable to the Offer; (ii) if, as of any then-scheduled Expiration Time, all of the Offer Conditions are not satisfied or waived (if permitted by applicable law), Purchaser may (in its sole discretion), and Parent may (in its sole discretion) cause Purchaser to, extend the Offer for one or more successive extension periods of up to 10 Business Days each (with each such period to end at 12:00 midnight (New York City time) at the end of the last business day of such period) (or any other period as may be approved in advance in writing by PHX) in order to permit the satisfaction of all Offer Conditions; provided, however, that if the sole then-unsatisfied Offer Condition is the Minimum Condition, Purchaser shall be required to extend the Offer for no more than three occasions in consecutive periods of 10 Business Days each (each such period to end at 12:00 midnight (New York City time) at the end of the last Business Day of such period) (or such other period as may be approved in advance by PHX, Parent and Purchaser); (iii) if, at the then-scheduled Expiration Time, PHX brings or shall have brought any action in accordance with the Merger Agreement that is pending to enforce specifically the performance of the terms and provisions of the Merger Agreement by Parent or Purchaser, the Expiration Time shall be extended not beyond the Outside Date (as defined below), (a) for the period during which such action is pending or (b) by such other time period established by the court presiding over such action, as the case may be; and (iv) if, as of the then-scheduled Expiration Time, (a) all of the Offer Conditions have been satisfied (or as permitted by applicable law, waived) and (b) the full amount of the Debt Financing necessary to pay the aggregate Required Amount (as defined in the Offer to Purchase) has not been funded and will not be available to be funded pursuant to the terms thereof so as to enable Parent and Purchaser to consummate the Merger, then Purchaser shall have the right to (and Parent shall have the right to cause Purchaser to) extend the Offer for one period of up to five Business Days, so long as such extension would not result in the Offer being extended beyond the third Business Day immediately preceding the Outside Date. However, in no event shall Parent or Purchaser be required to extend the Offer beyond November 10, 2025 (such date, unless extended by mutual written consent of PHX, Parent and Purchaser, the “Outside Date”).

Parent, Purchaser and PHX have elected to have the Merger Agreement and the transactions contemplated thereby governed by Section 251(h) of the DGCL and agreed that the Merger will be effected as soon as practicable following the consummation of the Offer (but in any event on the same Business Day). Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of stock of such constituent corporation, and of each class or series thereof, that, absent the applicable provisions of Section 251(h), would be required to adopt the agreement of merger by this chapter and by the certificate of incorporation of such constituent corporation, the acquirer can effect a merger without the action of the other stockholders of the constituent corporation. Accordingly, if the Offer is consummated, Purchaser will not seek the approval of PHX’s remaining stockholders before effecting the Merger.
The Merger Agreement provides that Purchaser shall not (and Parent shall not permit Purchaser to), without the prior written consent of PHX: (i) waive or modify the Minimum Condition or the Offer Condition that the Merger Agreement shall not have been terminated in accordance with its terms or (ii) make any change to the terms or conditions to the Offer that: (a) changes the form of consideration to be paid in the Offer; (b) decreases the Offer Price or the number of Shares sought in the Offer; (c) extends the Offer or extends or otherwise changes the Expiration Time (except as required or permitted above); (d) imposes conditions to the Offer other than the Offer Conditions; (e) provides for any “subsequent offering period” within the meaning of Rule 14d-11 under the Exchange Act; or (f) otherwise amends, modifies or supplements the Offer in a manner materially adverse to PHX’s stockholders or in any manner that materially delays or interferes with, hinders or impairs the consummation of the Offer.
For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when it gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Parent and Purchaser and transmitting such payments to tendering stockholders. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to its rights under the Offer, the Depositary may retain tendered Shares on its behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will Parent or Purchaser pay interest on the Offer Price, regardless of any extension of the Offer or any delay in making such payment.
In all cases, Purchaser will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) (such a confirmation, a “Book-Entry Confirmation”) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees. and (iii) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal and such other documents. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates and Letter of Transmittal, or Book-Entry Confirmations and Agent’s Message, in each case, with respect to Shares are actually received by the Depositary.
Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time. Thereafter, tenders are irrevocable, except that Shares tendered may also be withdrawn after the Outside Date if Purchaser has not accepted them for payment by the end of the Outside Date. For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the registered owners and the serial numbers shown on such Share Certificates must also be furnished to the Depositary. Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in the Offer to Purchase.
The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.
PHX has provided Purchaser with PHX’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal, as well as the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.
The receipt of cash by a holder of Shares pursuant to the Offer or the Merger will be a taxable transaction to U.S. stockholders for U.S. federal income tax purposes. See Section 5 of the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer. You are urged to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.
The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should carefully read both documents in their entirety before any decision is made with respect to the Offer.
Questions or requests for assistance may be directed to the Innisfree M&A Incorporated (the “Information Agent”) at the address and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.
The Information Agent for the Offer is:
501 Madison Avenue, 20th floor
New York, New York 10022
Stockholders may call toll free: (888) 750-0625
Banks and Brokers may call collect: (212) 750-5833